Fit Radio

Technology | Lifestyle | Weara

DJ curated workout music, guided workouts, and fitness programming.

FITRADIO.COM ATLANTA GEORGIA



GUNNAR PETERSON
CELEBRITY TRAINER
@gunnarfitness

Our product was born out of the demand of consumers who wanted DJ sets for their workouts. Over the last several years, we've read thousands of reviews regarding how our playlists have provided users the inspiration to go further. We value the opportunity to leverage our service to promote health and wellness.

Russell Greene Founder and CEO @ Fit Radio

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Why you may want to support us...

1. 90K+ subscribers with 94% retention.
2. Emerging opportunity to scale service to connected fitness equipment.
3. Partnerships include one of the largest fitness club chains in the world, Gold's Gym.
4. Team of 100+ DJs creating mixes exclusively for Fit Radio.
5. Available on Apple Watch, iPhone, Android, and Sonos.
6. Over 8K playlists curated specifically for fitness.
7. Number one choice of music by fitness instructors.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Russell Greene
Founder and CEO
Creating a successful startup in the music space despite the challenges of licensing and competition

DJ Kerry Glass
Fit Radio DJ
Kerry's custom edits and remixes have been featured on BBC Radio's Diplo and Friends and are supported by reputable music sources, including DJ City, Headliner Music Club and more.

Mike Bradshaw
Strength Coach
Active Duty Army Soldier with the 101st Airborne Division

Kelly and Lauren of SISSFIT
Cardio and Strength Coaches
Certified fitness trainers, sports models for Athleta & Shape Magazine, former Division 1 Track and Field athletes

DJ Fuseamania
Fit Radio DJ
Produces an extensive amount of edits that have have been used by Lil Jon, Chainsmokers, and many more popular artists

DJ Dynamix
Fit Radio DJ
From television to radio appearances, concerts or corporate events, and the hottest clubs throughout the country, Dynamix commands a captivated audience.

Maria More
Cardio Coach
Fitness contributor on Good Day Atlanta, Certified Personal Trainer with the National Academy of Sports Medicine (NASM)

Haron Mintz
Cardio Coach
Popular Cardio Coach on Fit Radio, MC for the Falcons

DJ Rolemodel
Fit Radio DJ
Scottsdale, AZ's #1 open format DJ, specialized in creating mixes focused on fitness. With 34 millions plays and 100k+ followers on Fit Radio he has created a massive following for his high energy content spanning several genres.

DJ Spryte
Fit Radio DJ
From his chart topping production to his 100% custom music library, Spryte is truly the Open Format DJ you need to experience live

Lexi Donald
COO, Vice President
Involved with every aspect of Fit Radio since its inception in 2010

Nora Morris
Music Director
Building a team of over 100 DJs around the world who create mixes exclusively for Fit Radio

Dirk Ringersma
CTO
Building a team of talented developers who can create anything the Fit Radio team dreams up

In the news

Downloads

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Now, more than ever, fitness companies are looking to Fit Radio to become their music provider.

In fact, Fit Radio continues to grow year over year.



GROSS REVENUE BY YEAR
REVENUE IN DOLLARS
3m
2.5m
2m
1.5m
1m
500k
250k
0
$54
$419k
$919k
$1.3m
$1.9m
$3m
2012
2013
2014
2015
2016
2017
2018



CONVERSION RATE BY YEAR
PERCENT
25
20
15
10
5
0
4.8
9.2
11.3
14.5**
21.3**
2014
2015
2016
2017
2018
DOWNLOAD + CREATE ACCOUNT + PAY

With the emerging popularity of at-home and digital fitness products, more and more fitness companies are creating digital experiences. Many apps and digital products available today still lack one very important piece: the right music experience - creating an opportunity for Fit Radio to expand distribution.


BUSINESS INSIDER

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FUTURE OF FITNESS

- With streaming health startup Peloton filing for an initial public offering and Equinox announcing an upcoming at-home Soul Cycle program, digital workouts are becoming more popular than ever.
- It's also a sign that traditional gyms are bound to incorporate more technology into their offerings in the near future to remain competitive.
- That could include launching mobile apps or incorporating wearable technology into workouts.
- Streaming workouts have become popular not only because they're convenient, but because they allow participants to dig more deeply into specialized workouts in a personal way.

Streaming is causing a fitness revolution, Business Insider

Fit Radio is perfectly positioned to become the #1 music provider in the growing industry of digital fitness.

Of course, there are a number of companies on the market capable of providing a digital music experience. What sets Fit Radio apart from every company out there is that we have focused on nothing but how music relates to fitness since our inception.

94%	72%	45%
Montly Retention (MOM)	Yearly Subcriber Retention	Current users who have subscribed over 1 year
22m	105k	90%
Streams per Month	Monthly Active Users	Also use a traditional streaming service. (Pandora, Spotify, iHeart)

Fit Radio has spent the last 10 years researching, analyzing, and developing playlists specifically for fitness. Using our data to analyze which songs, artists, arrangements, and playlist-styles enhance performance, we have been able to continuously improve our playlists performance and popularity.



Rihanna 15.8K
Drake 15.2K
Post Malone 10.8K
Lizzo 10.7K
Dua Lipa 8.9K
Kanye West 8K
Travis Scott 7.1K
Ariana Grande 6.9K
Missy Elliott 6.6K
Avicii 6.3K
En Vogue 6.1K
Justin Timberlake 6K
Migos 5.7K
Billie Eilish 5.7K
Britney Spears 5.4K
Pitbull 5.2K
Taylor Swift 5.2K
Khalid 5K
Calvin Harris 4.9K
Bruno Mars 4.7K
Demi Lovato 4.5K
Kendrick Lamar 4.4K
Spice Girls 4.3K

Top Performing Artists for Members on the Treadmill, Last 30 Days



uptempo 1.1K
throwbacks 979
hard hitting 807
billboard hits 755
radio edits 443
quick cuts 359
130 bpm 339
light & fun 318
180+ bpm 306
160 bpm 233
170 bpm 219
2000's 217
staff pick 200
165 bpm 197
hip-hop 196

Popular Playlist-Styles for Runners, Last 30 Days

In 2018, we signed our first partnership with Gold's Gym to build a digital fitness app for their members: Gold'sAMP

In 2018 we worked with Gold's Gym to release a white label version of our application to their members. The music and workout delivery is powered by Fit Radio with the fitness instruction and content curated by Gold's Gym. Since the inception of this partnership, we've worked with Gold's to bring their members a service that can offer a new way to engage members outside of live classes and traditional personal training. As fitness instruction becomes more and more digital, we believe this partnership will allow Gold's to offer members a high quality digital experience and round out their member offering.



Search
GOLD'S AMP
Fitness & Training
Workouts, Coaching & Music
OPEN
4.8
9+
What's New
Version History
Minor fixes & improvements
I love this App!
Firstly, the music selection is fantastic. I always struggle to find music when I workout and get bored so easily of other playlists. There is enough variety that you won't listen to same tracks in back to back workouts.
Secondly, the workouts are really


Preview
motivating. It's fun and engaging to have someone coach you during a treadmill run, an outdoor run or even an indoor core workout. It's takes out all the monotony of so many types of workouts and has introduced me to so many new ones.
I really love this and would recommend it to anyone looking for more fun while exercising.
Today
Games
Apps
Arcade
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Gold'sAMP in the App Store

Fit Radio is currently speaking with a number of popular gyms, trainers, fitness machine manufacturers, and other fitness apps about becoming their music provider.

Over the last several years, we've realized that while we are extremely popular with fitness enthusiasts, there is a significant opportunity from a B2B perspective to integrate our service into other fitness offerings and connected equipment. Our consumer offering has allowed us to collect the data to make our service more appealing to other fitness apps and connected equipment. It's no secret that music increases engagement across digital offerings, and as fitness becomes increasingly more digital, we anticipate many opportunities to scale our distribution across partner apps and connected equipment.

We're currently in conversations with major brands about integration, with the goal of 3-5 new major partners by the end of the year.

We're excited to invite you to join our journey and become a part of Fit Radio!

The majority of our team has been together since launch. Through our challenges and victories, we've grown together, and worked diligently to continue to improve our service. Fit Radio is more than a job to us, it's our passion, and we're steadfast in our mission to be the best possible option for workout music.



Investor Q&A

− COLLAPSE ALL

What does your company do?

The right playlist can make or break your workout. Our team of professional DJs and curators utilize performance data from our content team to curate playlists based on activity type and genre. Our mission is to be the best possible solution for workout music, while offering other features such as audio guided workouts, and strength programs.

Where will your company be in 5 years?

Our goal is to reach a total of 5 million subscribers by 2025 through a combination of our consumer facing app, white label partner apps, and music SDK deployment. While our growth in the consumer segment remains strong, opportunities on the B2B front show tremendous potential for our company to flourish.

Why did you choose this idea?

Our product was born out of the demand of consumers who wanted DJ sets for their workouts. Over the last several years, we've read thousands of reviews regarding how our playlists have provided users the inspiration to go further. We value the opportunity to leverage our service to promote health and wellness.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Fitness is increasingly becoming more and more digital.

While there are plenty of fitness apps on the market, there are not many that offer music, and none that offer music as a stand alone experience. The main reason that this has not been done in the past is the fact that music licensing is a very complicated and expensive endeavor.

Fit Radio is a licensed music provider, making us an attractive partner to major fitness brands who can depend on Fit Radio's expertise for all of their music needs.

What is your proudest accomplishment?

Our company was initially funded by our founding partners, in addition to a convertible note for 100,000, without the help of any other outside sources. With this, we've become one of the top performing apps in health and fitness, inked deals with major fitness partners such as Gold's Gym, and reached music licensing agreements with the major music labels. Our founders have significant skin in the game, and have overcome a series of noteworthy obstacles that have paved the way for the company to become an industry leader.

How far along are you? What's your biggest obstacle?

Our concept is proven and our user base is established - we have one of the highest engagement and retention rates on the market. The focus now is getting to scale. Our biggest challenge is that it is becoming more expensive to acquire customers via social media advertising, which has been our main marketing strategy as a small company.

Who are your competitors? Who is the biggest threat?

On the music side: Spotify, Pandora, and Apple Music. On the fitness side: Aaptiv and Nike Training Club.

What do you understand that your competitors don't?

The correlation between the music and activity, and how to use data to curate the perfect playlist to keep users motivated. At Fit Radio, we're proficient in how BPM plays into the structure of a workout. Additionally, we allow users the ability to select their own genre or playlist (within Fit Radio) with a particular guided workout. Many of our competitors tie the music to the activity in a synchronized fashion which can alienate users with specific music taste. To enhance the user experience, we provide the ability to customize your own workout and music preferences prior to your workout. Once you find a workout you enjoy, you can make that workout feel new over and over again with a new playlist.

How will you make money?

Fit Radio is a subscription based service with monthly, quarterly, and yearly pricing option.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk to Fit Radio (and any other businesses who rely on music for their service) are changes in the music licensing landscape. Failure would most likely occur if the cost of music licensing wasn't supported by the current unit economics of acquiring and retaining paying subscribers.

What do you need the most help with?

There are two areas in which we have a significant amount of room for improvement in. The first is technology scale. We need to ensure that our service can be accessed on any and every possible connected device. To accomplish this requires and investment in technology and building industry relationships. Finally, we have invested little in advertising and branding and see significant opportunities to improve in both.

What would you do with the money you raise?

40% will be invested into advertising and branding to continue growing our consumer segment, 30% will be deployed to head count in our IT department to scale our platform availability (such as Garmin, Fit Bit, Alexa Skills, Google Home, and improve Sonos), and 22.5% will be allocated towards business development to open new channels of growth through sales and technology solutions. (fitness equipment, gyms, trainers partners, other fitness apps, and more). 7.5% will go toward the Wefunder intermediary fee.